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                                               1934 Act Registration No. 1-14696
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2001


                        CHINA MOBILE (HONG KONG) LIMITED
                (Translation of registrant's name into English)


                                60/F THE CENTER
                            99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X                   Form 40-F
                            -----                          -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes                      No  X
                            -----                   -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)
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                                    EXHIBITS


Exhibit Number
--------------

1.1  Announcement, dated December 3, 2001.


                           FORWARD-LOOKING STATEMENTS

     The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under "Item 3. Key Information -- Risk Factors" in our annual report on Form 20-F for the fiscal year ended December 31, 2000. These forward looking statements include, without limitation, statements relating to the potential acquisition of the mobile telecommunications companies and the related financing. The words "expect" and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

     -- any changes in the government's industry and regulatory policies that affect industry structure, investment in and entry into the telecommunications market in mainland China, the granting of requisite government approvals, licences and permits, interconnection and transmission line arrangements, tariffs, capital investment, spectrum allocation and other material aspects of our business;

     -- competition in our market;

     -- changes in political, economic, legal and social conditions in mainland
        China, including economic growth, inflation, foreign exchange and monetary policies; and

     -- changes in financial market conditions in Hong Kong and China and changes in global financial market conditions.

     We do not intend to update these forward-looking statements.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CHINA MOBILE (HONG KONG) LIMITED


Date: December 4, 2001                         By:    /s/ Wang Xiaochu
                                                  ------------------------------
                                              Name:  Wang Xiaochu
                                              Title: Chairman and Chief
                                                     Executive Officer